Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Announce Q4 and Full-Year 2024 Financial Results on March 31

Company to highlight its Core Gaming AI growth strategy online at VirtualInvestorConferences.com

Vancouver, BC – March 28, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), today announced it plans to release its financial results for the fourth quarter and full-year ended December 31, 2024, on Monday, March 31, 2025, after the market closes.

In light of the recently announced signing of a definitive merger agreement with Core Gaming, Inc. (“Core Gaming”), the Company will not host a conference call to discuss its Q4 and full-year 2024 financial results. Instead, the Company encourages current and prospective investors to join the AI & Technology Virtual Investor Conference on April 3, 2025, where Aitan Zacharin, CEO of Core Gaming, will present Core Gaming’s growth strategy. The event will be hosted by VirtualInvestorConferences.com.

AI & Technology Virtual Investor Conference Details:

●	Date: Thursday, April 3, 2025
●	Time: 10:30 am Eastern time
●	Registration Link: Register Here

This will be an online event where investors are invited to submit their questions in advance. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that online investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

About Core Gaming, Inc. and Siyata Mobile Inc.

Core Gaming, Inc. is a global AI-driven mobile gaming developer and publisher headquartered in Miami, Florida. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core Gaming’s mission is to be the leading global AI-driven gaming company. Since our launch, we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries. Visit www.coregaming.co to learn more.

Core Gaming previously announced signing of a definitive merger agreement with Siyata Mobile, Inc., which is currently subject to regulatory approval(s) and satisfaction of customary closing conditions.

Siyata’s common shares trade on the Nasdaq Capital Market, LLC under the symbol “SYTA”, and its warrants under the symbol “SYTAW”. Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

- END –